

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Via E-mail
Dennis O'Brien
President and Chief Executive Officer
Sail Energy Management, LLC
80 Daniel Street, #242
Portsmouth, NH 03802-0242

> **Re:** **Sail Energy Holdings, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 3, 2014**
> **File No. 024-10334**

Dear Mr. O'Brien:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Offering Circular, page 7

1. We note your response to comment 15 in our letter dated December 17, 2012. Please also state in this section whether Mr. O'Brien plans to purchase any Class A Units in this offering, with a view towards disclosing to investors the aggregate voting percentage that Mr. O'Brien will have following the offering.

Estimated Use of Proceeds, page 26

2. We note your response to comment 26 in our letter dated December 17, 2012 and the related revisions to your disclosure. We note your statement that the aggregate acquisition costs for your initial planned acquisitions are $9.0 million, of which approximately $6.5 million are cash costs and approximately $870,000 of which will be financed by notes payable. Please briefly describe the additional consideration

that will be paid as part of the initial acquisition costs, as it appears that you will incur costs beyond the cash costs and notes payable issued, or revise.

3. We note your response to comment 27 in our letter dated December 17, 2012 and reissue this comment. Please briefly describe in this section the assets that you plan to acquire with the proceeds of this offering. Refer to Instruction 5 to Item 5 of Offering Circular Model B in Form 1-A.

Description of Business, page 27

Description of Our Expected Revolving Credit and Term Loan Facility, page 27

4. We note your response to comment 28 in our letter dated December 17, 2012. Please disclose when you anticipate closing your senior credit, term loan, and acquisition facilities. If you do not know when you will have the capacity to close these facilities, please state this explicitly.

Industry Overview, page 28

5. We note your response to comment 29 in our letter dated December 17, 2012 and reissue this comment in part. As previously requested, please provide copies of the source materials relied upon, appropriately marked to highlight the sections relied upon. In this regard, we note there are several instances wherein the materials provided do not appear to directly support the assertions in your offering circular. Specifically, and not intended as an exhaustive list, please address the following:

- Please disclose the industry analysts to which you refer in the first paragraph under "Industry Overview" on page 28, and provide us with support for the statements regarding the industry analysts' belief.

- It does not appear that you have provided the source materials pertaining to statements attributed to IBIS World. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon.

- It does not appear that the "Residential Fuels Industry Profile" provided to us supports the statement that "it is apparent that energy markets in the Northeast continue to change rapidly." Please revise or advise.

- It is unclear from where you derived the chart appearing on page 28. Please advise us as to where you obtained this chart or the data underlying this chart and provide copies of these source materials to us, appropriately marked to highlight the sections relied upon.

- Please revise the first bullet beneath the chart on page 28 to disclose that the U.S. Energy Information Agency study to which you refer was performed in 2005.

- It does not appear that the source you have provided to support the second bullet point on page 28 directly supports the assertion in the offering circular. Please provide direct support for this assertion or remove this statement.

- It does not appear that the source you have provided to support the third bullet point on page 28 directly supports the assertion in the offering circular. Please provide direct support for this assertion or remove this statement.

- Please provide support for the statements in the last bullet point on page 28, including the Propane Supply Sources & Trends report to which you refer. We also note that it does not appear that the LP Gas Magazine article to which you refer supports the statement that Propane prices are becoming more competitive. Finally, it does not appear that the LP Gas Magazine article provided provides support for either of the last two sentences in this bullet point. Please provide support for these statements or remove these statements.

- Please provide us with the basis for the statements in a) Whole House Conversion on page 31. In this regard, it does not appear that the 2010 Propane Market Outlook supports the statement that "given the advantages propane currently has in technology and price over heading oil and electricity, these consumers are a significant growth opportunity."

6. We note your response to comment 30 in our letter dated December 17, 2012. Please also provide us with the basis of the following statements. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for such belief.

- Your statement that "[m]any suppliers have been unable to manage their gross profit accordingly." (page 28)

- "These changes are caused by the combined effects of volatile energy pricing, evolving environmental and energy policies, increased conservation awareness by the consumer and improvements in equipment efficiency." (page 28).

Description of our Acquisition Targets, page 34

7. Please briefly describe the terms of the promissory notes to which you refer in each of the letters of intent described in this section.

8. We note the description of the terms of the agreement with Western Main Propane included in the first full paragraph on page 36. However, it does not appear that the

terms described in the offering circular are consistent with the terms contained in the Letter of Intent, filed as Exhibit 8(c). Please revise or advise.

Management, page 36

9. We note your response to comment 44 in our letter dated December 17, 2012. Please tell us what consideration you gave to including a risk factor regarding the potential conflicts of interest that may arise between Mr. Abbate's duties as president of Cetane Associates and his duties as a member of your manager's board of managers. In this regard, we note that Mr. Abbate will be the only non-executive manager of your board of managers.

Capitalization and Security Ownership of Management and Certain Security Holders, page 41

10. We note your response to comment 48 in our letter dated December 17, 2012. Please revise the Beneficial Ownership table to separately list each of the individuals that will serve as an officer or director of your manager following the offering. Please refer to Item 10(a)(1) and Item 10(b) of Offering Circular Model B in Form 1-A.

Interest of Management and Others in Certain Transactions and Other Conflicts of Interest, page 42

11. We note your response to comment 49 in our letter dated December 17, 2012 and your disclosure on page 42 that Mr. O'Brien expects to cease all activities with Seacoast Energy Consulting prior to the closing of your initial acquisitions. However, it appears that Mr. O'Brien may work with Seacoast Energy Consulting, LLC between the closing of this offering and the time at which the planned acquisitions are completed. We also note that Sail Energy Consulting LLC is still listed on page v as your affiliate. Accordingly, as previously requested, please describe in this section any relationship between you and Seacoast Energy Consulting, or provide us with your analysis as to why such disclosure is not required.

Financial Statements, page 58

General

12. We reviewed the revisions to your disclosure in response to comment 52 in our letter dated December 17, 2012. Please remove the word draft from future amendments.

Sail Energy Holdings LLC

Unaudited Combined Pro Forma Financial Statements

General

13. We reviewed the revisions to your disclosure in response to comment 57 in our letter dated December 17, 2012. Please revise your presentation and disclosure to present the pro forma balance sheet assuming the transactions were consummated on the date of the latest balance sheet included in the filing, currently September 30, 2012. Additionally, please clarify in your disclosure that the pro forma income statement is presented assuming the transaction occurred at the beginning of the fiscal year presented.

Combining Pro Forma Balance Sheet, page 2

14. We reviewed the revisions to your disclosure in response to comments 60 and 61 in our letter dated December 17, 2012. Please revise to allocate the transaction costs associated with the equity offering to the equity offering column included in the pro forma balance sheet versus including all the transaction costs in the business combination column and revise your footnote disclosure accordingly.

15. We reviewed the revisions to your disclosure in response to comments 63 and 64 in our letter dated December 17, 2012. The pro forma adjustments included in column E are not pro forma balance sheet adjustments assuming the transactions were consummated on the date of the latest balance sheet included in the filing, currently September 30, 2012. Please revise to remove these adjustments from the pro forma balance sheet. Similarly, please remove the "adjustment for pro forma presentation" line item included in the pro forma balance sheet and related footnote.

Combining Pro Forma Statement of Operations, page 4

16. Please tell us your consideration of presenting net income (loss) per share using the two class method. In this regard we noted the Class A interests are entitled to a cumulative preferred return of four percent for the first twenty-four months and six percent thereafter. Refer to ASC 260-10-45-59A through 70.

Pro Forma Assumptions and Significant Accounting Policies, page 5

Assumptions, page 5

17. Please disclose that the assumptions are management's best estimate, are preliminary and subject to change, and that changes could be material. In addition, please revise the amount of the acquisition costs disclosed in the first paragraph on page 7 to reflect the amount presented as total cost of acquisitions disclosed in the debt financing table

on page 5. Please also revise the amount of additional interest expense disclosed in the second paragraph on page 8 to reflect the amount of interest expense presented in the table.

Murray Oil Company, Inc.

General

18. We note that the financial statements for the year ended September 30, 2012 were restated. Please tell us your consideration of labeling the financial statements for the year "As Restated" and providing the disclosures required by ASC 250-10-50-7.

Statements of Stockholder's Equity and Comprehensive Income, page 5

19. We reviewed the revisions to your disclosure in response to comment 70 in our letter dated December 17, 2012; however, you did not respond to our comment. As such, we reissue our previous comment. Please tell us how you account for income tax expense or benefit allocated to unrealized gains and losses on securities and why your accounting complies with ACS 220-10-45-11.

Note 8 – Income Taxes, page 13

20. We reviewed the revisions to your disclosure in response to comment 73 in our letter dated December 17, 2012; however, you did not respond to our entire comment. As such, we reissue part of our previous comment. Please disclose the amount of income tax expense (or benefit) allocated to items of other comprehensive income. Please refer to ASC 740-10-50-10. In addition, please tell us your consideration of disclosing the information required by ASC 740-10-50-15 in regard to unrecognized tax benefits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318, or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Pam Cantina